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08029894

UNITED STATES
'ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-36759 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RIM Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue, 9th FL
(No. and Street)

New York | NY | 10022
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ben Yosressian | 212-702-3571
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weisberg, Molé, Krantz & Goldfarb LLP
(Name – *if individual, state last, first, middle name*)

185 Crossway Park Drive | Woodbury | NY | 11797
(Address) | (City) | (State) | (Zip Code)

SEC Mail Processing Section
MAR 19 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 08 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

9/17

## OATH OR AFFIRMATION

I, Edmund Towers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RIM Securities LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GREGG ROBERT GIAQUINTO
Notary Public - State of New York
No. 02GI6176034
Qualified in Suffolk County
My Comm. Expires Nov. 19, 2011

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

***RIM SECURITIES LLC***

*STATEMENT OF FINANCIAL CONDITION*

*December 31, 2007*

WMK&G

# Weisberg, Molé, Krantz & Goldfarb, LLP

*Certified Public Accountants*

## INDEPENDENT AUDITOR'S REPORT

To The Managing Member of
RIM Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of RIM Securities LLC (the "Company") as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of RIM Securities LLC at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Weisberg, Mole', Krantz + Goldfarb, LLP

Woodbury, New York
February 8, 2008

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

**RIM SECURITIES LLC**

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

| | | |
|---|---|---|
| Cash | $ | 44,289 |
| Receivables from clients, brokers or dealers and others | | 1,050,316 |
| Securities owned, at market value - note 1 | | 23,379 |
| Other assets | | 57,229 |
| Total assets | $ | 1,175,213 |

LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Accrued expenses and other payables | $ | 110,629 |
| Securities sold, not yet purchased | | 37,407 |
| Payable to affiliates | | 372,392 |
| Total liabilities | $ | 520,428 |
| Commitments and contingencies - note 4 | | |
| Member's Equity | $ | 654,785 |
| Total liabilities and member's equity | $ | 1,175,213 |

*The accompanying notes are an integral part of this financial statement.*

# RIM SECURITIES LLC

## NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2007

### NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

RIM Securities LLC (the "Company") is a registered broker/dealer in securities and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned limited liability company of Acebes, D'Alessandro and Associates LLC ("ADA").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities

Marketable securities (both long and short positions) are valued at market value with resulting gains and losses reflected in net income for the year. At December 31, 2007, the investment securities owned totaling $23,379 consisted of two investment securities in varying industries. At December 31, 2007, securities sold, not yet purchased, consisted of investment securities of four issuers valued at $37,407.

Income Taxes

As a single member limited liability company, the Company's assets, liabilities, income and expenses are treated as if ADA directly owned these amounts for federal and state income tax purposes and, accordingly, the Company will generally not be subject to income taxes.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes funds in bank checking accounts.

Revenue Recognition

The Company records commissions earned on securities transactions on a trade date basis. In addition, realized gains and losses on the sale of investment securities are recorded on a trade date basis.

Credit and Off-Balance-Sheet Risk

The Company receives its commission income from customer transactions on settlement date from its clearing brokers and, accordingly, is not exposed to credit risk. At certain times throughout the year the Company may maintain bank account balances in excess of federally insured limits. At December 31, 2007 the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at December 31, 2007 at the market value of the related securities and will incur a loss if the market value of these securities is in excess of this price at the time it is purchased in a subsequent period. Other than these items, at December 31, 2007, the Company does not hold any financial instruments with off-balance-sheet risk.

## NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $226,856, which was $126,856 in excess of its required net capital of $100,000. The Company's net capital ratio was 2.13 to 1.

## NOTE 3 - CUSTOMER PROTECTION RULE

The Securities and Exchange Commission Customer Protection Rule (rule 15c3-3) sets out regulations concerning self-clearing firms. The Company clears all of its customer transactions through outside brokers on a fully disclosed basis and, therefore, has claimed exemption from these regulations under rule 15c3-3(k) (2). The Company is in compliance with the exemptive provisions of this rule. As a non-clearing firm, the Company does not hold customer funds or securities.

## NOTE 4 - COMMITMENTS AND CONTINGENCIES

An affiliated company executed a 10-year lease for office space expiring May 31, 2008. In 2006, this affiliate extended the lease term until December 31, 2011 and leased additional spaces. The Company occupies a portion of this space and is allocated rent accordingly. Under the terms of the original lease, annual rent calculated on the straight-line basis, including the rent abatement period, approximates $1,400,000. For the period that the lease has been extended, annual rent will increase approximately $38,000. The Company's allocated portion of the annual rent expense amounts to approximately $160,000 per year. Future annual rent to be allocated to the Company through the expiration of the lease agreement is as follows:

| | |
|---|---|
| Year Ended December 31, 2008 | $160,000 |
| Year Ended December 31, 2009 | 160,000 |
| Year Ended December 31, 2010 | 160,000 |
| Year Ended December 31, 2011 | 160,000 |
| Total | $640,000 |

**RIM SECURITIES LLC**

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2007

NOTE 5 - INCOME TAXES

As previously discussed, the Company, as a single member limited liability company is not subject to federal and state income taxes. However, New York City, imposes an unincorporated business tax on partnerships and, accordingly, the Company's taxable income is subject to this New York City tax at the ADA filing level.

NOTE 6 - RELATED PARTIES

The Company receives certain management, general and administrative services from affiliated companies. In addition, the Company is charged a monthly service fee for expenditures made by an affiliated company in the course of attracting and maintaining customers which comprise the Company's primary source of business. These services were transacted in the normal course of business and were recorded in the period provided.

NOTE 7 - EMPLOYEE RETIREMENT PLAN

All full-time employees of the Company are eligible to participate in a defined contribution retirement plan upon completion of six months of service. The plan provides for discretionary matching contributions from the Company based on a percentage of the employees' contribution. The employer contribution vests to the employees over a six year period.

END